                                                                                                                                                             Exhibit 7(b)

September 25, 2014

Board of Directors

United States Cellular Corporation

8410 W. Bryn Mawr Avenue

Chicago, IL 60031

Ladies and Gentlemen:

At the meeting of the Board of Directors (“Board”) of United States Cellular Corporation (“U.S. Cellular”) on August 19, 2014, the Board was informed that Telephone and Data Systems, Inc. (“TDS”) suggested certain changes to the Board and amendments to the U.S. Cellular Restated Certificate of Incorporation (“Charter”).  The suggested changes to the Board would increase the number of non-independent directors on the Board to a more historical level that is more proportionate with TDS’ significant controlling interest in U.S. Cellular, considering that U.S. Cellular is TDS’ largest and most significant asset and business.   The suggested changes to the Charter would modernize the Charter, be consistent with developments in corporate governance in moving away from classified boards and/or otherwise be consistent with TDS’ majority ownership interest in U.S. Cellular.  The changes to the USM Board include (1) increasing the size of the Board to 14 members, (2) redesignating Gregory Josefowicz from a Series A Common Share director to a Common Share director, and (3) appointing 4 new Series A Common Share directors designated by TDS who would not be independent.

The changes to the Charter include (1) an amendment to declassify the Board so that each director would be elected annually rather than once every three years ( “Declassification Amendment”), which will also result in the ability of shareholders to remove directors with or without cause, (2) an amendment to opt out of Section 203 of the Delaware General Corporation Law (“Section 203 Amendment”) and (3) an amendment to correct, update and clean-up the Current Charter (“Ancillary Amendment”) (collectively, the “Charter Amendments”).

The Charter Amendments and structural changes to the USM Board are based upon the recommendation of  TDS’ General Counsel.  In this matter, Sidley Austin LLP is representing TDS.  While TDS, as controlling shareholder has the ability to effect these changes unilaterally over time, TDS has suggested that the Board take this action at this time.

Following the August 19, 2014 Board meeting, the independent directors engaged Winston & Strawn LLP to act as special independent counsel to represent the independent directors with respect to TDS’ suggestions.

In the early part of September 2014, representatives of Sidley Austin LLP, on behalf of TDS, provided representatives of Winston & Strawn LLP with information about the Charter Amendments and changes to the Board suggested by TDS.  Counsel to TDS provided certain draft documents to and had several discussions with representatives of Winston & Strawn LLP in September 2014.  As a result of these discussions, the following changes to the suggested actions were agreed upon.

TDS agreed that the Section 203 Amendment would provide that it would become effective no earlier than May 17, 2016, which is the anticipated date of the U.S. Cellular annual meeting of shareholders in 2016.

Board of Directors

United States Cellular Corporation

September 25, 2014

TDS also agreed that the U.S. Cellular Corporate Governance Guidelines would be amended to provide that, once each year, the Board would meet to discuss governance generally, including the allocation of seats between independent and non-independent directors.

TDS also agreed that it would pay for all fees and expenses of the suggested actions, including  legal fees and expenses of counsel to U.S. Cellular.

TDS further consulted with and confirmed that each of LeRoy T. Carlson, Jr., Walter C.D. Carlson, and Kenneth R. Meyers would recuse themselves from the Board vote on the Charter Amendments and the Board changes.

Accordingly, TDS is delivering this letter to the Board to confirm the foregoing.

On behalf of TDS, I would like to thank the members of the Board for considering the suggested changes, including the points that TDS has agreed to in this letter.

Very truly yours,

Telephone and Data Systems, Inc.

By: /s/ LeRoy T. Carlson, Jr.
       LeRoy T. Carlson, Jr.

        President and Chief Executive Officer